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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Cost U Less Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
221492101
(CUSIP Number)
John D. Delafield
Delafield Hambrecht, Inc.
701 Fifth Avenue, Suite 3800
Seattle, WA 98104
(206) 254-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Delafield Hambrecht, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		187,383

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		187,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	187,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BD

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Delafield Hambrecht Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		115,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		115,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	115,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Delafield Hambrecht Partners Fund, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		112,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		112,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	112,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Delafield Hambrecht Micro-Cap Value Fund, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	<0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: John D. Delafield

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		45,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		187,383

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		45,000

WITH	10	SHARED DISPOSITIVE POWER:

		187,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	232,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: William N. Mathis

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		143,310

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		143,310

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	143,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Colin M. Hutchinson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		5,300

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,300

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 221492101	13D
Item 1. Security and Issuer.
This Amendment No. 1 supplements and amends the Schedule 13D dated November 1, 2005 and originally filed with the Securities and Exchange Commission on November 10, 2005 (the “Original Filing”). The class of the aforesaid reporting persons (“Holders”) is shares of common stock of Cost U Less Inc (the “Company”) whose principal executive offices are located at 3633 136th Place SE, Suite 110, Bellevue, WA 98006.
Item 2. Identity and Background.
The information contained in Item 2 of the Original Filing is hereby amended and restated as follows:
This Schedule 13D is filed by Delafield Hambrecht, Inc. (“DHI”), Delafield Hambrecht Partners, LLC (“DHP”), Delafield Hambrecht Partners Fund, LP (“DHPF”), Delafield Hambrecht Micro-Cap Value Fund, LP (“DHMV”), John D. Delafield, William N. Mathis, and Colin M. Hutchinson.
DHI is a Delaware corporation primarily engaged in providing investment banking services to companies located in the northwestern United States. DHI’s principal executive offices are located at 701 Fifth Avenue, Suite 3800, Seattle, Washington 98104. See Exhibit 1 for a schedule of DHI’s directors and officers.
DHP is the General Partner of DHPF and DHMV. DHP is wholly owned by DHI. DHP’s managing members include John D. Delafield and Andrew H. Lufkin. DHPF is managed by John D. Delafield. DHMV is managed by Andrew H. Lufkin.
Colin M. Hutchinson is a Principal with DHI and is a citizen of the United States of America. Colin M. Hutchinson disclaims beneficial ownership of all shares other than those owned directly by himself except to the extent of his pecuniary interest in DHI.
William N. Mathis is an individual investor and is a citizen of the United States of America. William N. Mathis disclaims beneficial ownership of all shares other than those owned directly by himself except to the extent of his pecuniary interest in DHI and DHPF.
Together the aforesaid reporting persons are deemed to be the beneficial owners of an aggregate of 380,993 shares of the Common Stock of the Issuer (the Shares). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.
During the last five years, no member of Holders has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order

CUSIP No. 221492101	13D
enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The information contained in Item 3 of the Original Filing is hereby amended and restated as follows:
Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $2,528,846.38 was paid to acquire 380,993 shares of the Issuer.
Item 4. Purpose of Transaction.
The information contained in Item 4 of the Original Filing is hereby amended and restated as follows:
The securities covered by this Amendment No. 1 were acquired by each of the Holders for investment purposes.
Holders have communicated with management and members of the Company’s Board of Directors regarding their belief that the shares of the Company are undervalued. The same Holders continue to believe that the shares of the Company are undervalued and have written letters to and had conversations with management and members of the Company’s Board of Directors suggesting ways to increase shareholder value — including a sale of the Company or a leveraged recapitalization of the Company.
The Holders have also requested that the Company take steps to improve communication with its owners. Specifically, the Holders requested that the Company host a conference call following the release of each quarter’s earnings. The Holders believe that owners, the Company’s Board of Directors and management will all benefit from an open exchange of information.
The Holders are requesting that the Company’s Board of Directors eliminate all anti-takeover provisions which are in place, a partial description of which may be found be found on page 14 of the Company’s 10-K for the fiscal year ended January 1, 2006 under the heading Item 1A. Risk Factors - Certain provisions in our charter documents and elsewhere may discourage third parties from attempting to acquire control of our Company which may have an adverse effect on the price of our stock. The Holders also request that the Company’s Board of Directors approve or recommend to the shareholders for approval certain changes to the Company’s articles of incorporation and bylaws, specifically to: elect board members by majority vote instead of plurality vote, eliminate the requirement that Continuing Directors (as defined in the Company’s articles of incorporation) must approve a Business Combination (as defined in the Company’s articles of incorporation) to avoid 2/3rds approval (rather than a simple majority) by shareholders, allow special shareholder meetings to be called holders of less than 25% of

CUSIP No. 221492101	13D
the Company, implement cumulative voting for directors and provide that director vacancies only be filled by shareholder vote and not by directors.
The Holders also request that the members of the Company’s Board of Directors either exercise options in the Company’s stock which they currently own and hold the stock received upon exercise or purchase additional shares of the Company’s stock in the open market. The Holders believe that Directors that hold shares (rather than just options) will better align the interests of the Board with that of the owners of the Company.
The Holders, or any one of them, from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Holders will take such actions in the future as the Holders, or any one of them, may deem appropriate in light of the circumstances existing from time to time. If any such Holder believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s stock or otherwise, such Holder may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, a Holder may determine to dispose of some or all of the shares of Common Stock currently owned by such Holder or otherwise acquired by such Holders either in the open market or in privately negotiated transactions.
Except as otherwise disclosed in this Item 4, the Holders do not currently have any agreements, beneficially or otherwise, that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition of the Issuer or shares of the Issuer, the Holders, or any one of the them, may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, or other third parties regarding such matters.
The Holders, or any one of them, reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.
Item 5. Interest in Securities of the Issuer.
The information contained in Item 5 of the Original Filing is hereby amended and restated as follows:
(a) The aggregate number of shares of Common Stock to which this Schedule 13D

CUSIP No. 221492101	13D
relates is 380,993 shares, representing 9.48% of the 4,020,023 shares outstanding as reported in the Company’s most recent Form 10-K for the year ended December 31, 2005.
The following sets forth the number of shares of Common Stock beneficially owned by each person listed in Item 2 above and the corresponding percentage of Issuer’s outstanding shares of Common Stock represented by that number:

DHI	187,383	4.7%

DHP	115,150	2.9%

DHPF	112,000	2.8%

DHMV	3,150	<0.1%

John D. Delafield	232,383	5.8%

William N. Mathis	143,310	3.6%

Colin M. Hutchinson	5,300	0.1%
(b) Please see the information reported above
(c) The following sets forth all purchases made by each of the Holders in the last sixty days:

DHPF
Trade Date	Number of Shares	Price

4/20/06	8,795	$7.9500
4/21/06	6,205	$7.9900
4/25/06	2,000	$7.9130
4/26/06	15,000	$7.9917

William N. Mathis
Trade Date	Number of Shares	Price

3/16/06	475	$8.2350
3/20/06	9,525	$8.1910
3/31/06	1,977	$7.9030
4/3/06	900	$7.9060
4/18/06	8,200	$7.9010
4/26/06	5,000	$8.0000
4/27/06	4,476	$8.0000
4/28/06	524	$7.9200

CUSIP No. 221492101	13D
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Not amended.
Item 7. Material to be Filed as Exhibits.
The information contained in Item 7 of the Original Filing is hereby amended and restated as follows:
Exhibit 2 — Previously filed with Original Filing.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
May 1, 2006
Date
/s/ John D. Delafield
Signature

John D. Delafield, Chairman & CEO
EXHIBIT 1
Schedule of DHI’s officers and directors:
John D. Delafield, Chairman and Chief Executive Officer
Andrew H. Lufkin, Chief Financial Officer and Director
John Carleton, Director
The addresses for all of the above are 701 Fifth Avenue, Suite 3800, Seattle, WA 98104 All of DHI’s officers and directors are citizens of the United States of America During the last five years, none of DHI’s officers and directors has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.